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UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 06 2017
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65390

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arque Capital, Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7501 E. McCormick Parkway, Suite 106N
(No. and Street)

Scottsdale (City) Arizona (State) 85258 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Ning (602) 971-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606, (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Ning, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arque Capital, Ltd, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Michael C. Ning
Signature

President & CEO
Title

Notary Public

SEE ATTACHED JURAT
CINDY LOU HOGAN, NOTARY PUBLIC
COMMISSION# 2161124
EXP. AUGUST 22, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles } s.s.

Subscribed and sworn to (or affirmed) before me on this 1ST day of MARCH (Month), 20 17, by MICHAEL NING (Name of Signer (1)) and — (Name of Signer (2)), proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



Signature of Notary Public

Cindy Lou Hogan

For other required information (Notary Name, Commission No. etc.)



CINDY LOU HOGAN
Comm. No. 2161124
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. August 22, 2020
CMD-1

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of



X
SIGNATURE OF DOCUMENT SIGNER

2016 ANNUAL AUDIT - FORM X17A-5 PART III

containing 3 pages, and dated 3/1/17

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
☒ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:
Page # 48 Entry # 4
Notary contact 3107015521
Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

 You can purchase copies of this form from our web site at www.TheNotarysStore.com

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Arque Capital, Ltd.
Scottsdale, Arizona

I have audited the accompanying statement of financial condition of Arque Capital, Ltd. as of December 31, 2016 and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Arque Capital, Ltd.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arque Capital, Ltd. as of December 31, 2016 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2016 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of Arque Capital, Ltd.'s financial statements. The supplemental information is the responsibility of Arque Capital, Ltd.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 27, 2017

ARQUE CAPITAL, LTD

Statement of Financial Condition
For the year ended December 31, 2016

ASSETS

Cash	$	4,707
Accounts receivable		143,630
Deposit with clearing broker		50,000
Due from clearing		30,488
Securities		3,795
Office equipment, net of accumulated depreciation of $112,762		22,477
Due from related party		294,001
Other assets		240,499
Total assets	$	789,597

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	115,415
Commissions payable		63,370
Total liabilities		178,785
Capital stock (1,000,000 authorized, no par value, 0 outstanding)		532,205
Additional paid in capital		50,159
Retained earnings		28,448
Total stockholders' equity		610,812
Total liabilities and stockholders' equity	$	789,597

ARQUE CAPITAL, LTD

Statement of Operations
For the year ended December 31, 2016

REVENUES:	
Commission income	$ 2,516,615
Other income	50,000
Interest income	11,400
Total revenues	2,578,015
EXPENSES:	
Commissions	1,516,515
Clearing expenses	158,119
Occupancy	373,481
Professional fees	52,050
Salaries and wages	505,483
Regulatory expense	72,566
Taxes	127,836
Other expenses	70,644
Total expenses	2,876,694
NET LOSS BEFORE TAXES:	(298,679)
Income tax expense	11,631
NET LOSS	$ (310,310)

The accompanying notes are an integral part of these financial statements

ARQUE CAPITAL, LTD

Statement of Stockholders' Equity
For the year ended December 31, 2016

	Capital Stock	Additional paid in capital	Retained Earnings	Total Stockholders' Equity
Beginning balance January 1, 2016	$532,205	$ 50,159	$ 338,758	$921,122
Net loss			(310,310)	(310,310)
Ending balance December 31, 2016	$ 532,205	$ 50,159	$28,448	$610,812

The accompanying notes are an integral part of these financial statements

ARQUE CAPITAL, LTD

Statement of Cash Flows
For the year ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (Loss)	$ (310,310)
Income tax benefit	$ 167,305
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	16,615
(Increase) decrease in:	
Accounts receivable	(5,775)
Clearing deposit	50,000
Securities	236
Due from clearing firm	(6,346)
Other assets	84,166
Increase (decrease) in:	
Accounts payable and accrued expenses	(33,723)
Commissions payable	24,657
Total adjustments	129,830
Net cash used in operating activities	(13,175)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of office equipment	0
Net cash used in investing activities	0
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital withdrawals	0
Net cash used in financing activities	0
Decrease in cash	(13,175)
Cash - beginning of year	17,882
Cash - end of year	$ 4,707

The accompanying notes are an integral part of these financial statements

ARQUE CAPITAL, LTD

Statement of Net Capital
Schedule I
For the year ended December 31, 2016

	Focus 12/31/16	Audit 12/31/16	Change
Stockholders' equity, December 31, 2016	$ 443,507	$ 610,812	167,305
Subtract - Non allowable assets:			
Accounts receivable	60,684	60,684	0
Office equipment	22,477	22,477	0
Other assets	335,286	502,591	167,305
Tentative net capital	25,060	25,060	0
Haircuts:	3,795	3,795	0
NET CAPITAL	21,265	21,265	0
Minimum net capital	12,523	12,523	0
Excess net capital	$8,742	$8,742	-
Aggregate indebtedness	178,785	178,785	0
Ratio of aggregate indebtedness to net capital	8.41	8.41	

The differences were caused by
recording income tax benefit on December 31 2016.

The accompanying notes are an integral part of these financial statements

ARQUE CAPITAL, LTD

December 31, 2016

Schedule II

Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(ii).

Schedule III

Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

ARQUE CAPITAL, LTD

Notes to Financial Statements
December 31, 2016

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
Arque Capital, Ltd (the "Company") is a corporation that was formed on November 18, 2005 under the laws of the State of California and received its independent broker dealer registration. The Company is currently registered in all fifty (50) states plus Washington, DC and Puerto Rico, as well as with the Financial Industry Regulatory Authority (FINRA), and Securities and Exchange Commission (SEC).

The Company conducts business as an introducing broker dealer. The Company deals on an agency basis in the trading of equities, municipal bonds, mutual funds, life insurance products, other fixed income instruments, options, variable annuities, and partnerships. Trades are cleared on a fully disclosed basis through clearing agreement with INTL FCStone, Inc. (formerly Sterne Agee Leach, Inc.). The Company maintains a $50,000 clearing deposit at INTL FCStone.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company owns one unit of EcoVest Greenway Holdings Acquisitions LLC, a Level 2 asset valued at $3,795

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Summary of significant accounting policies:

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Management has reviewed subsequent events through February 27, 2017.

The Company is subject to audit by the taxing agencies for years ending December 31, 2013, 2014, and 2015.

Concentrations of credit risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

Leases:

The Company committed to an office lease in Brooklyn Park, Minnesota, November, 2015 for a period of thirty-eight months.
Future minimum lease payments are as follows:

Year	Amount
2017	29,070
2018	29,835

The Company committed to an office lease in Scottsdale, Arizona, May 2016 for a period of thirty-six months.
Future minimum lease payments are as follows:

Year	Amount
2017	102,000
2018	102,000
2019	34,000

The Company's total 2016 occupancy expense was: 373,481.

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but by December 31, 2016 the Company's net capital of $21,265 exceeded the minimum net capital requirement by $8,742 and the Company's ratio of aggregate indebtedness of $178,785 to net capital was 8.41 to 1, which is less than the 15:1 ceiling for a broker dealer.

Note 3: FIXED ASSETS

Office equipment:	135,238
Less accumulated depreciation	112.761
Net office equipment	22,477
Depreciation expense for year 2016:	16,615

Note 4: DUE FROM RELATED PARTY

Face amount	294,001
Annual interest rate	3.00%
Due	December 31, 2017

Assertions Regarding Exemption Provisions

We, as members of management of Arque Capital, Ltd. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph(k)(2)(ii)

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2016 through December 31, 2016.

Arque Capital, Ltd.

By: 

MICHAEL NING, PRESIDENT & CEO
(Name and Title)

March 1, 2017
(Date)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Arque Capital, Ltd.
Scottsdale, Arizona

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Arque Capital, Ltd., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Arque Capital, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Arque Capital, Ltd., stated that Arque Capital, Ltd., met the identified exemption provision throughout the most recent fiscal year without exception. Arque Capital, Ltd.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Arque Capital, Ltd.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 27, 2017

ARQUE CAPITAL, LTD

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2016

ARQUE CAPITAL, LTD

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